UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2025

Commission File Number: 1-13546

STMicroelectronics N.V.

(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                          Form 40-F ☐

Enclosure: A press release dated February 27, 2025, announcing the filing of STMicroelectronics’ 2024 Annual Report on Form 20-F.

PR N° C3317C

STMicroelectronics Publishes its 2024 Annual Report Form 20-F

Geneva, February 27, 2025 - STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, published its Annual Report on Form 20-F for the year ended December 31, 2024 and filed it with the United States Securities and Exchange Commission (SEC). The Company’s Form 20-F based on U.S. GAAP and complete audited financial statements is available at www.st.com and will be available at www.sec.gov.

A hard copy version of the report is available free of charge from ST’s Investor Relations Department: +41 22 929 5920 or investors.st.com.

About STMicroelectronics

At ST, we are 50,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. An integrated device manufacturer, we work with more than 200,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to support a more sustainable world. Our technologies enable smarter mobility, more efficient power and energy management, and the wide-scale deployment of cloud-connected autonomous things. We are on track to be carbon neutral in all direct and indirect emissions (scopes 1 and 2), product transportation, business travel, and employee commuting emissions (our scope 3 focus), and to achieve our 100% renewable electricity sourcing goal by the end of 2027.

Further information can be found at www.st.com.

INVESTOR RELATIONS:

Jérôme Ramel

EVP Corporate Development & Integrated External Communication

Tel: +41 22 929 59 20

jerome.ramel@st.com

MEDIA RELATIONS:

Alexis Breton

Group VP Corporate External Communications

Tel: +33 6 59 16 79 08

alexis.breton@st.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	March 3, 2025	By:	/s/ Lorenzo Grandi

		Name:	Lorenzo Grandi
		Title:	Chief Financial Officer President, Finance, Purchasing, ERM and Resilience